                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                 BEC GROUP, INC
--------------------------------------------------------------------------------

                                (Name of Issuer)


                          Common Stock, Par Value $.01
--------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                   05538A 10 7
--------------------------------------------------------------------------------

                                 (CUSIP NUMBER)


             Patrick Daugherty, Esq.; NationsBank Corporate Center,
            Charlotte, North Carolina 28202; Telephone (704) 417-3101
--------------------------------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 25, 1996
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

CUSIP No. 05538A 10 7           SCHEDULE 13D
         ---------------------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification No. of Above Person

          Millbrook Partners L.P.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS: WC

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [  ]
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization: Delaware

          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                                                           2,577,200
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                                                          2,577,200
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power

                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                      2,577,200
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                           [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
                                                                          14.7%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person: PN

          ---------------------------------------------------------------------

CUSIP No. 05538A 10 7           SCHEDULE 13D
         ---------------------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification No. of Above Person

          Mark M. Mathes
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS: PF

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [  ]
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization: United States

          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                                                              78,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                                                            2,577,200
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                                                             78,000
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                                                      2,577,200
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                      2,655,200
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                           [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
                                                                          15.2%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person: IN

          ---------------------------------------------------------------------

         ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D, dated as of December 31, 1996 ("Statement"), filed by Millbrook Partners L.P. (the "Partnership") and Mark M. Mathes ("Mathes"), relates to the common stock, par value $.01 per share ("Common Stock"), of BEC Group, Inc., a Delaware corporation (the "Company"), and is filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act").

         The address of the principal executive offices of the Company is 555 Theodore Fremd Avenue, Rye, New York 10550.

         ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being jointly filed by the Partnership and Mathes (together, the "Reporting Persons") pursuant to a joint filing agreement filed as Exhibit 1 hereto.

         Millbrook Partners L.P. is a Delaware limited partnership whose principal business is investment in marketable securities. The address of its principal business and its principal office is 2102 Sawgrass Village Drive, Ponte Vedra Beach, Florida 32082.

         Mark M. Mathes is the sole general partner of Millbrook Partners L.P. His address is 2102 Sawgrass Village Drive, Ponte Vedra Beach, Florida 32082. Mathes is a citizen of the United States.

         During the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Benson Eyecare Corporation, a Delaware corporation ("Benson"), entered into an Agreement and Plan of Merger dated as of February 1, 1996 with Essilor International, S.A., a French limited liability company, Essilor of America, Inc. ("Essilor America"), and Essilor Acquisition Corporation ("Essilor Sub"), pursuant to which Essilor America agreed to acquire Benson through the merger ("Merger") of Essilor Sub with and into Benson on the terms described therein. The Merger was consummated on May 3, 1996. Prior to the Merger, all of the businesses, assets and liabilities of Benson's non-prescription eyewear and optics-related businesses were transferred to a wholly-owned subsidiary of Benson -- BEC Group, Inc., a Delaware corporation. In exchange for all of the issued and outstanding shares of Benson Common Stock, $.01 par value per share (the "Benson Common Stock"), as of the effective time of the Merger (the "Effective Time"), the stockholders of Benson received in exchange for their Benson Common Stock held at the Effective Time (i) the right to receive $6.60 in cash per share of Benson Common Stock and (ii) one share of the Common Stock of the Company, par value $.01 per share ("Common Stock"), for every two shares of Benson Common stock. As a result of the foregoing transactions, the Partnership received cash and 472,750 shares of Common Stock in exchange for 966,100 shares of Benson Common Stock held by the Partnership prior to the Effective Time.

         The Partnership acquired its shares of Common Stock with partnership equity and margin loans, amounting to $12,375,309. Mathes acquired his shares of the Common Stock with personal funds, amounting to $346,291.

         ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons acquired their shares of Common Stock for investment purposes only and do not have any plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of
         Schedule 13D under the Act. Notwithstanding the foregoing, either or both of the Reporting Persons may, based on continuing review of their investments in the Common Stock, acquire additional shares of Common Stock or dispose of shares of Common Stock and/or otherwise modify or change their intentions.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of December 31, 1996, the Partnership beneficially owned 2,577,200 shares of Common Stock, constituting 14.7% of the outstanding Common Stock.

                  As of December 31, 1996, Mathes beneficially owned, individually and as the sole general partner of the Partnership, 2,655,200 shares of Common Stock, constituting 15.2% of the outstanding Common Stock.

         (b) Mathes has the sole power to vote and the sole power to dispose of the 2,655,200 shares of the Common Stock that he beneficially owns.

         (c) Except as disclosed on Schedule A to this Statement (incorporated herein by this reference hereto), there have been no transactions in shares of the Common Stock effected by or for the account of the Reporting Persons during the past 60 days (i.e., from November 1, 1996 to date).

         (d)      Not applicable.

         (e)      Not applicable.


         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Inasmuch as the Partnership Agreement is a contract that includes arrangements, understandings and relationships among the Partnership and Mathes with respect to the Shares, the entire Partnership Agreement is incorporated herein by this reference thereto. There are no other contracts, arrangements, understandings or relationships with respect to the Common Stock. The Partnership Agreement provisions that relate directly to the Common Stock include the following:

                  (i) Mathes, as the sole general partner, has the power to purchase and transfer securities and contracts and to vote securities.

                  (ii) Losses are allocated to the partners in accordance with their partnership percentages until the aggregate adjusted capital accounts of the limited partners equal zero; any remainder is allocated to the general partner.

                  (iii) Profits are allocated to the general partner to the extent that losses have been allocated to the general partner; 20% of the remainder is allocated to the general partner, with the balance allocated to the partners in accordance with their partnership percentages.

         ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit 1 - Joint Filing Agreement between the Partnership and Mathes.
         Exhibit 2 - Partnership Agreement of Millbrook Partners L.P.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: As of December 31, 1996

                                           MILLBROOK PARTNERS L.P.


                                           By:  /s/ Mark M. Mathes
                                               -------------------------------
                                               Mark M. Mathes
                                               General Partner

                                               /s/ Mark M. Mathes
                                               -------------------------------
                                               Mark M. Mathes

                                   SCHEDULE A


Since November 1, 1996, the Partnership acquired its shares of Common Stock in open market transactions as follows:


  DATE                       TRANSACTION                  PRICE PER SHARE

11/01/96                    Bought 12,500                      $4.632
11/01/96                    Bought 25,000                      $4.5510
11/04/96                    Bought 3,600                       $4.4219
11/05/96                    Bought 47,000                      $4.2067
11/05/96                    Bought 20,000                      $4.1763
11/06/96                    Bought 8,000                       $4.2853
11/07/96                    Bought 11,700                      $4.3263
11/08/96                    Bought 16,000                      $4.2174
11/11/96                    Bought 5,700                       $4.3098
11/12/96                    Bought 3,500                       $4.3328
11/13/96                    Bought 9,000                       $4.3484
11/15/96                    Bought 10,600                      $4.5648
11/18/96                    Bought 25,000                      $4.0635
11/20/96                    Bought 5,000                       $4.3675
11/21/96                    Bought 1,500                       $4.3067
11/21/96                    Bought 5,000                       $4.3050
11/22/96                    Bought 3,000                       $4.3525
11/22/96                    Bought 5,000                       $4.3050
11/25/96                    Bought 7,500                       $4.4183
11/26/96                    Bought 7,100                       $4.4766
11/26/96                    Bought 5,000                       $4.6150
11/27/96                    Bought 5,000                       $4.5550
11/27/96                    Bought 6,000                       $4.5505
11/29/96                    Bought 7,000                       $4.6786
11/29/96                    Bought 9,900                       $4.7609
12/02/96                    Bought 5,000                       $4.6700
12/03/96                    Bought 5,000                       $4.5550
12/03/96                    Bought 20,000                      $4.5232
12/04/96                    Bought 8,300                       $4.4933
12/05/96                    Bought 5,500                       $4.4309
12/05/96                    Bought 10,000                      $4.5625
12/06/96                    Bought 5,000                       $4.4300
12/06/96                    Bought 6,700                       $4.3944
12/09/96                    Bought 11,600                      $4.4420
12/10/96                    Bought 10,000                      $4.5525
12/10/96                    Bought 2,500                       $4.6002
12/11/96                    Bought 5,000                       $4.4300

12/11/96                    Bought 8,000                       $4.4353
12/12/96                    Bought 3,500                       $4.4221
12/12/96                    Bought 10,000                      $4.4275
12/13/96                    Bought 1,600                       $4.4306
12/16/96                    Bought 12,100                      $4.2921
12/17/96                    Bought 13,400                      $4.0811
12/18/96                    Bought 4,000                       $4.2307
12/19/96                    Bought 10,000                      $4.2550
12/20/96                    Bought 3,000                       $4.4941


Since November 1, 1996, Mathes acquired his shares of Common Stock in open market transactions as follows:

  DATE                       TRANSACTION                  PRICE PER SHARE

11/01/96                    Bought 7,500                       $4.69
11/01/96                    Bought 5,000                       $4.69
11/13/96                    Bought 2,500                       $4.46
11/14/96                    Bought 500                         $4.83
11/14/96                    Bought 2,500                       $4.46

                                                                       Exhibit 1


                             JOINT FILING AGREEMENT


         This will confirm the agreement by and among all of the undersigned that the Schedule 13D filed on or about this date with respect to the beneficial ownership by the undersigned of shares of the common stock, par value $.01 per share, of BEC Group, Inc. is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

Dated: As of December 31, 1996


                                         MILLBROOK PARTNERS L.P.


                                         By:  /s/ Mark M. Mathes
                                              ---------------------------
                                              Mark M. Mathes
                                              General Partner


                                              /s/ Mark M. Mathes
                                              ---------------------------
                                              Mark M. Mathes

                                                                       EXHIBIT 2



                          LIMITED PARTNERSHIP AGREEMENT
                                       OF
                             MILLBROOK PARTNERS L.P.



         THIS LIMITED PARTNERSHIP AGREEMENT, made and entered into in Jacksonville, Florida, by and among the persons whose names, addresses and taxpayer identification numbers are listed on Exhibit A attached hereto and effective as provided below.

                                    ARTICLE I

                               GENERAL PROVISIONS

         SECTION 1.01. Partnership Formation and Name. The Partners do hereby form a limited partnership pursuant to the Act. In anticipation of the execution of this Agreement, the General Partner filed the Certificate on February 15, 1994. Promptly upon the admission of the first Limited Partner or group of Limited Partners and the execution of this Agreement, the General Partner shall execute and file on behalf of the Partnership all other such instruments or documents, and shall do or cause to be done all such filing, recording, or other acts, as may be necessary or appropriate from time to time to comply with the requirements of law for the formation and operation of a limited partnership in the State of Delaware and the operation of a limited partnership in the State of Florida and any other State in which the General Partner determines that the Partnership should operate, including amending the Certificate and other documents. The name of the Partnership shall be MILLBROOK PARTNERS L.P.

         SECTION 1.02. Commencement and Term; Fiscal Year. The Partnership commenced upon the filing of the Certificate in the office of the Secretary of State of Delaware and shall continue until December 31, 2019, unless sooner terminated. The fiscal year of the Partnership shall end on December 31.

         SECTION 1.03. Registered Office and Agent. The street address of the registered office of the Partnership is Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware. The name of its registered agent at such address is The Corporation Trust Company.

         SECTION 1.04. Liability of Partners. The General Partner shall have unlimited liability for the repayment and discharge of all debts and obligations of the Partnership attributable to any fiscal quarter during which he is or was the General Partner of the Partnership. Except as required by the Act, no Limited Partner shall be liable out of his separate funds for any debts or losses of capital or profits of the Partnership or be required to contribute or lend his separate funds to the Partnership.

         SECTION 1.05. Purposes of Partnership. The Partnership is organized for the following objects and purposes:

                  (a) (i) to purchase Securities and Contracts for investment, on margin or otherwise, and to sell Securities and Contracts (long or short) and (if short) to cover such sales, and (ii) to lend funds or properties of the Partnership, either with or without security; and

                  (b) to enter into, make and perform, all contracts and other undertakings, engage in all lawful activities and transactions and incur expenses on behalf of the Partnership as the General Partner may deem necessary or advisable to carry out the foregoing objects and purposes, including without limitation:

                           (i) to purchase, hold, sell, exchange, transfer,
                  mortgage, pledge or otherwise acquire and dispose of and exercise all rights, powers, privileges and other incidents of ownership or possession with respect to Securities;

                           (ii) to acquire a long position or a short position
                  with respect to any Security and to make purchases or sales increasing, decreasing or liquidating such position or changing from a long position to a short position or from a short position to a long position, without any limitation as to the frequency of the fluctuation in such positions or as to the frequency of the changes in the nature of such position;

                           (iii) to purchase Securities and hold them for
                  investment;

                           (iv) to invest or trade in, purchase or sell, or sell
                  short or cover any Contract;

                           (v) to borrow or raise money, and, from time to time
                  (without limitation as to amount or manner and time of repayment) to issue, accept, endorse and execute promissory notes, drafts, bills of exchange, warrants, bonds, debentures and other negotiable or non-negotiable instruments and evidences of indebtedness, and to secure the payment of such or other obligations of the Partnership by mortgage upon, or hypothecation or pledge of, all or part of the property of the Partnership, whether at the time owned or thereafter acquired; and

                           (vi) to engage independent attorneys, accountants and
                  such other Persons as the General Partner may deem necessary or advisable.

         SECTION 1.06. Disclosures Regarding Public Companies. Certain restrictions may limit the ability of the Partnership to invest or trade in, purchase or sell, sell short or cover, or sell "against the box" any Securities issued by any person of which any Partner is a director or officer or as to which any Partner is directly or indirectly the beneficial owner of ten percent or more of any class of equity security then outstanding of such person. Each Partner agrees to notify the General Partner of such Partner's being or becoming a director, officer or ten percent holder of any class of equity security of any public company.

         SECTION 1.07. Assignability of Interest. A Partner may not transfer, sell, assign, pledge or otherwise encumber or dispose of his Interest in whole or in part to any Person except (i) by last will and testament or by operation of law, or (ii) with the prior written consent of the General Partner, which consent may be withheld in the exercise of his sole discretion.

         Notwithstanding anything else to the contrary, if the Interest of a Limited Partner is assigned, then the assignee shall become a Substituted Limited Partner in his place only with the consent of the General Partner (which consent may be withheld in his sole discretion), and no other Limited Partner need consent to such substitution in order to make it effective; provided, however, that said assignee shall:

                           (1) execute and swear to such agreements, instruments
                  and other documents as the General Partner may deem necessary or advisable to effect the admission of such Person as a Substituted Limited Partner;

                           (2) assume all obligations of the Limited Partner, as
                  such, for whom he is being substituted; and

                           (3) pay for all expenses incurred by the Partnership
                  in connection with such Person's becoming a Substituted Limited Partner.

         All other steps shall be taken that, in the judgment of the General Partner, are reasonably necessary to admit such Person as a Substituted Limited Partner, and such Person shall thereupon become a Substituted Limited Partner and consistent therewith shall enjoy all of the rights and duties incident to the interest with respect to which the substitution has occurred; provided, however, that neither the assignment of an Interest of a Limited Partner, nor the admission of an assignee as a Substituted Limited Partner, shall relieve the assignor of any duties or obligations theretofore incurred except to the extent provided in a writing signed by the parties to said assignment and the General Partner. An assignee who is not admitted as a Substituted Limited Partner may not exercise any right of a Limited Partner but shall be treated as a Limited Partner for the purposes of receiving allocations and distributions.

                                    ARTICLE 2

                            MANAGEMENT OF PARTNERSHIP

         SECTION 2.01. Management Generally. The management of the Partnership shall be vested exclusively in the General Partner. The Limited Partners shall have no part in the management of the Partnership, and shall have no authority or right to act on behalf of the Partnership in connection with any matter except as may be provided for in Section 8.01 hereof.

         SECTION 2.02. Authority of General Partner. The General Partner shall have the power by himself on behalf and in the name of the Partnership to carry out any and all of the objects and purposes of the Partnership set forth in paragraphs (a) and (b) of Section 1.05 and to perform all acts and enter into and perform all contracts and other undertakings that he may deem necessary or advisable or incidental thereto, in the best interests of the Partnership, including without limitation the power to:

                  (a) open, maintain and close accounts with securities brokers and dealers and futures commission merchants;

                  (b) open, maintain, and close bank accounts and draw checks or other orders for the payment of monies;

                  (c) lend, with or without security, any of the funds or properties of the Partnership and from time to time, without limit as to amount, borrow or raise funds and secure the payment of obligations of the Partnership by mortgage upon, or pledge or hypothecation of, all or any part of the property of the Partnership;

                  (d) do any and all acts on behalf of the Partnership, and exercise all rights of the Partnership, with respect to its interest in any Person, including without limitation the voting of Securities, the negotiation and payment of discounts and commissions, participation in arrangements with creditors, the institution of suits and administrative proceedings and other like or similar matters;

                  (e) act and incur expenses for and on behalf of the Partnership in all matters incidental to the foregoing; and

                  (f) make any tax elections allowable under the Code, on behalf of the Partnership and act as "Tax Matters Partner" for the Partnership.

Notwithstanding anything else to the contrary, if the General Partner causes the Partnership to engage in transactions involving Contracts, such transactions will comply with all applicable regulations, including those of the Commodity Futures Trading Commission.

         SECTION 2.03. Reliance by Third Parties. Persons dealing with the Partnership are entitled to rely conclusively upon the certificate of the General Partner to the effect that he is the General Partner and upon the power and authority of the General Partner as herein set forth.

         SECTION 2.04. Activity of General Partner. The General Partner hereby agrees to use his best efforts in connection with the purposes and objects of the Partnership and shall diligently and faithfully devote to such purposes and objects his time and activity during normal business days and hours as he in his discretion shall deem necessary for monitoring its investment portfolio and making all of its investment decisions; provided, however, that nothing contained in this Section shall preclude the General Partner from acting (consistent, however, with the foregoing) as a director, officer, employee, trustee, executor or other official of any Person; or from participating in profits derived from the investments of or in any Person; or from engaging in any other activity or having interests in any other activity even if in direct competition with the Partnership and its purposes.

         The Partners acknowledge that there can be no assurance that the purchase and sale of investments will be made on a best price and best execution basis. It is expected that various research services will be provided to the Partnership by or for broker-dealers in exchange for order flow. The Partnership may pay brokerage commissions in excess of the lowest rates available to brokers who execute transactions for the account of the Partnership or who otherwise provide brokerage and research services utilized by the General Partner, provided that the General Partner determines in good faith that the amount of each such commission paid to a broker is reasonable in relation to the value of the brokerage and research services provided by such broker viewed in terms of either the particular transaction to which the commission relates or the General Partner's overall responsibilities with respect to accounts as to which the General Partner exercises investment discretion.

         The General Partner and his Affiliates may provide services to the Partnership, provided that any services provided by any Affiliate of the General Partner are services that the General Partner believes, at the time of requesting such services, to be in the best interests of the Partnership. The General Partner and his Affiliates shall not, however, participate in discounts, commissions or other similar fees earned by Persons effecting transactions in Securities and Contracts for the account of the Partnership.

         SECTION 2.05.  Exculpation.

         (a) Neither the General Partner nor any of his authorized representatives or Affiliates (each, an "Indemnitee") shall be liable, responsible or accountable in damages or otherwise to the Partnership or to any Partner for any action taken or failure to act on behalf of the Partnership if the Indemnitee acted in good faith. Notwithstanding the foregoing, the General Partner may not be indemnified with respect to a proceeding in which the General Partner has been found liable for willful or intentional misconduct in the performance of his duty to the Partnership or Limited Partners.

         SECTION 2.06. Indemnification of General Partner. An Indemnitee (as defined in Section 2.05) shall be indemnified by the Partnership against any losses, claims, damages, liabilities, judgments, penalties (including excise and similar taxes), fines, settlements and reasonable expenses (including court costs and legal fees) incurred as a result of or in connection with any threatened, pending or completed claim, demand, action, suit or proceeding (whether civil, criminal, administrative, arbitral or investigative) in which the Indemnitee was, is or is threatened to be made a named defendant or respondent because the Indemnitee had or has the status of General Partner or authorized representative or Affiliate of the General Partner, regardless of whether any such losses, claims, damages, liabilities, judgments, penalties, fines, settlements or expenses resulted from the negligence (including gross negligence) or other fault of the Indemnitee, provided that the Indemnitee is entitled to exculpation under Section 2.05.

         SECTION 2.07. Management Fee. The Partnership will pay the General Partner a quarterly management fee in an amount equal to .25% of the Limited Partners' (including assignees of Partners) aggregate Capital Account balances as of the last day of each fiscal quarter. For these purposes, a Person's Capital Account balance shall equal his Capital Account balance on the last day of the calendar quarter (after adjustment for all activities for that calendar quarter) TIMES the number of months during the quarter that he held his Interest DIVIDED BY three (3). In the event that the Partnership is being liquidated, the General Partner shall be entitled to a management fee equal to .25% TIMES the total amount of each liquidating distribution TIMES the number of days from the last day of the immediately preceding calendar quarter to the date of the liquidating distribution DIVIDED BY ninety (90). The management fee is payable on or before the tenth day after the end of each fiscal quarter but for all purposes shall be treated as attributable to and deemed paid during the fiscal quarter just ended. In exchange for the management fee the General Partner shall, in connection with the normal operation of the Partnership, provide to the Partnership and bear the costs of the following:

office space, office supplies, utilities, telephone, postage, travel, insurance and salaries of employees of the Partnership, if any. The General Partner may, in his discretion, cause one of his Affiliates to provide the above-described items to the Partnership in which case the management fee shall be due to the Affiliate. All other expenses of the Partnership, including but not limited to organizational and offering costs, ordinary and extraordinary legal and accounting fees, brokerage fees and commissions, custodial fees and interest expense, shall be borne by the Partnership and not by the General Partner.

                                    ARTICLE 3

                                   DEFINITIONS

         For purposes of this Agreement, the following terms shall have the meanings indicated. If the meanings set forth below are inconsistent with the definitions of the same or similar terms in the Act or elsewhere in this Agreement, the definitions below shall control.

         SECTION 3.01. "Act" shall mean the Delaware Revised Uniform Limited Partnership Act, as in effect in Delaware and set forth at Delaware Code Annotated, Title 6, Chapter 17 (or any corresponding provisions of succeeding law).

         SECTION 3.02. "Affiliate" shall mean, when used with reference to any Person, any Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with the specified Person.

         SECTION 3.03. "Agreement" shall mean this Limited Partnership Agreement as amended from time to time.

         SECTION 3.04. "Capital Account" shall mean with respect to each Partner or an assignee of a Partner an account which shall be maintained and adjusted in accordance with the following provisions:

         (a) To each Person's Capital Account there shall be credited such Person's Capital Contributions, such Person's distributive share of Profits, and any items in the nature of income or gain that are specially allocated pursuant to the qualified income offset provision and the minimum gain provision hereof, and the amount of any partnership liabilities that are assumed by such Person or that are secured by such Partnership assets distributed to such Person.

         (b) To each Person's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any Partnership assets distributed to such Person pursuant to any provision of this Agreement, such Person's distributive share of Losses, and the amount of any liabilities of such Person that are assumed by the Partnership or that are secured by any property contributed by such Person to the Partnership.

         In the event that any Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Interest.

         The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulation ss.1.704-1(b), and shall be interpreted and applied in a manner consistent with such regulations.

         SECTION 3.05. "Capital Contribution" shall mean with respect to any Partner, the amount of money contributed to the capital of the Partnership at any time and the initial Gross Asset Value of any property (other than money) contributed to the capital of the Partnership at any time with respect to the Interest of such Partner.

         SECTION 3.06. "Carryover Profit Allocation" shall mean for a particular Limited Partner with a Loss Carryover a reallocation to that Limited Partner of a portion of the Profit otherwise allocated to the General Partner under Section 4.02(b). The portion of the Profit to be reallocated to the Limited Partner shall be computed as follows: Amount of Profit available to be allocated to the General Partner under Section 4.02(b) TIMES the Limited Partner's Loss Carryover DIVIDED BY the total amount of Loss Carryover of all Limited Partners; provided, the Carryover Profit Allocation to a Limited Partner may not exceed the amount of his Loss Carryover immediately before this reallocation and appropriate adjustments shall be made to the above formula whenever a Limited Partner's Loss Carryover has been reduced to zero; provided further, the reallocation caused by the Carryover Profit Allocation cannot reduce the General Partner's percentage of the Section 4.02(b) Profit allocation below his Partnership Percentage.

         SECTION 3.07. "Certificate" shall mean the certificate of limited partnership required to be filed by the Partnership pursuant to the Act together with any amendments thereto.

         SECTION 3.08. "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, or any successor federal revenue law.

         SECTION 3.09. "Contract" shall mean any commodity or futures or forward contract or other commodities contract.

         SECTION 3.10. "Depreciation" shall mean, for each fiscal year or other period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis.

         SECTION 3.11. "General Partner" shall refer to the Person identified as the General Partner on Exhibit A of this Agreement, or who becomes a General Partner pursuant to this Agreement until such Person ceases to be a General Partner pursuant to this Agreement.

         SECTION 3.12. "Gross Asset Value" shall mean, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

         (i) The initial Gross Asset Value of any asset contributed by a Partner to the Partnership shall be the gross fair market value of such asset, as determined by the contributing Partner and the Partnership;

         (ii) The Gross Asset Values of all Partnership assets shall be adjusted to equal their respective gross fair market values, as determined by the General Partner as of the following times: (a) the acquisition of an Interest or an additional Interest in the Partnership by any new or existing Partner in exchange for more than a de minimis Capital Contribution; (b) the distribution by the Partnership to a Partner of more than a de minimis amount of Partnership assets other than money, unless all Partners receive simultaneous distributions of undivided interests in the distributed assets in proportion to their Interests in the Partnership; (c) at the end of any fiscal period selected by the General Partner, but no less frequently than at the end of each Interim Period, and (d) the termination of the Partnership for federal income tax purposes pursuant to Code Section 708(b)(1)(B); and

         (iii) If the Gross Asset Value of an asset has been determined or adjusted pursuant to this Section, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

         SECTION 3.13. "Interim Period" shall mean a period commencing on the first day of each calendar quarter or the day on which a new Partner is admitted to the Partnership, the day on which a Partner makes an additional Capital Contribution to the Partnership or the day on which the Interest of a Partner is terminated or reduced. An Interim Period shall end on the last day of the fiscal quarter in which the Interim Period began or on the day immediately preceding the beginning of a new Interim Period, whichever is earlier.

         SECTION 3.14. "Interest" shall mean all of the rights of each Partner with respect to the Partnership created under this Agreement or under the Act. Any Partner's Interest as a percentage of the total Interests held by all Partners or a group of Partners shall be the percentage that such Partner's "Partnership Percentage" (set forth on Exhibit A) bears to the aggregate of such "Partnership Percentages" of all the Partners or all the Partners in such group.

         SECTION 3.15. "Limited Partners" shall refer collectively to the Persons listed on Exhibit A as Limited Partners and to any other Persons who are admitted to the Partnership as Substituted Limited Partners or who become a Limited Partner under the terms of this Agreement until such Persons have ceased to be Limited Partners under the terms of this Agreement.

         SECTION 3.16. "Loss Carryover" shall mean for a particular Limited Partner the excess, if any, of the cumulative Losses allocated to that Limited Partner under Section 4.01(a) over the cumulative Profits allocated to that Limited Partner under Section 4.02(b) and (c). For these purposes, Losses allocated to any prior holder of the Interest held by the current Limited Partner shall not be taken into account without the written consent of the General Partner given at the time the General Partner consented to the assignment of the Interest unless the Interest was acquired by bequest or operation of law. In addition, whenever a Limited Partner withdraws a portion of his Capital Account, his Loss Carryover shall be reduced by the percentage that the withdrawn portion of his Capital Account bears to his Capital Account balance immediately prior to the withdrawal.

         SECTION 3.17. "Partners" shall mean all General Partners and all Limited Partners, where no distinction is required by the context in which the term is used herein. "Partner" means any one of the Partners.

         SECTION 3.18. "Partnership" shall mean the partnership formed pursuant to this Agreement and the partnership continuing the business of this partnership in the event of dissolution as herein provided.

         SECTION 3.19. "Partnership Percentage" shall mean a percentage amount for each Partner and shall be determined as of the initial closing of Limited Partners into the Partnership, and thereafter, as of the first day of an Interim Period, by dividing the Capital Account balance of such Partner by the aggregate Capital Account balances of all Partners. The Partnership Percentages shall be set forth on a revised Exhibit A prepared by the General Partner which shall be delivered to each Partner within fifty days of the beginning of each Interim Period and shall automatically become an amendment to this Agreement upon its preparation by the General Partner in accordance with this Section 3.19.

         SECTION 3.20. "Person" shall mean any natural person, partnership (whether general or limited and regardless of the jurisdiction in which formed or whose laws govern the partnership), limited liability company trust, estate, association, corporation, custodian, nominee, governmental instrumentality or agency, body politic or any other entity in its own or any representative capacity.

         SECTION 3.21. "Prime Rate" shall mean the prime rate as published in the Wall Street Journal and generally defined therein as the "base rate on corporate loans at large U.S. money center commercial banks" for the applicable date if such a rate is published on that date (or, if not, the nearest following date on which such a rate is published, or if no such rate is published within ten (10) days of the applicable date, the prime rate shall be eight percent (8%)).

         SECTION 3.22. "Profits and Losses" shall mean, for each fiscal year or other period, an amount equal to the Partnership's taxable income, gain, loss or deduction for such year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

         (i) Any income of the Partnership that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this Section shall be added to such taxable income or loss;

         (ii) Any expenditures of the Partnership described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant to this Section, shall be subtracted from such taxable income or loss;

         (iii) Gain or loss resulting from any disposition of Partnership asset with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

         (iv) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such fiscal year or other period.

         (v) In the event the Gross Asset Value of any Partnership asset is adjusted pursuant to the Section above defining "Gross Asset Value," the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for the purposes of computing Profits and Losses; and

         (vi) Notwithstanding any other provision of this Section, any items that are specially allocated pursuant to the Regulatory Allocations provisions shall not be taken into account in computing Profits and Losses.

         SECTION 3.23. "Regulatory Allocations" shall mean those provisions concerning certain special allocations of Partnership income, gain, loss and deduction, as detailed in Exhibit B.

         SECTION 3.24. "Securities" shall mean capital stock, preorganization certificates and subscriptions, warrants, bonds, notes, debentures, whether subordinated, convertible or otherwise, trust receipts and other securities of whatever kind or nature of any Person whatsoever, whether readily marketable or not, and rights and options thereon or relating thereto, including puts and calls written by the Partnership or another Person.

         SECTION 3.25. "Substituted Limited Partner" shall mean an assignee of the Interest of a Limited Partner who has been admitted to the Partnership and granted all the rights of a Limited Partner in place of his assignor pursuant to the provisions of this Agreement. A Substituted Limited Partner, upon his admission as such, shall replace and succeed to the rights, privileges and liabilities of the Limited Partner from whom he acquired his Partnership Interest.

         SECTION 3.26. "Treasury Regulations" shall mean the income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

         SECTION 3.27. "Yearly Expenses" shall mean those total expenses incurred by the Partnership relating or attributable to a particular fiscal year that are not specifically allocable to only a portion of a fiscal year, including, but not limited to, annual filing and license fees, general legal fees, and accounting fees, such as those relating to financial statements and tax return preparation. For allocation purposes, Yearly Expenses shall be deemed incurred on a pro-rata daily basis throughout the fiscal year.

                                    ARTICLE 4

                                   ALLOCATIONS

         SECTION 4.01. Losses. Except as provided with regard to the Regulatory Allocations provisions in Exhibit B, Losses shall be allocated in the following order and priority:

         (a) First, to the Partners in accordance with their Partnership Percentages (as shown on Exhibit A) until the aggregate Adjusted Capital Accounts of the Limited Partners is zero,

         (b)  The balance, if any, shall be allocated to the General Partner.

         SECTION 4.02. Profits. Except as provided with regard to the Regulatory Allocations provisions in Exhibit B, Profits shall be allocated as follows:

         (a) First, to the General Partner until the cumulative Profits allocated to the General Partner under this Section 4.02(a) equals the cumulative Losses allocated to the General Partner under Section 4.01(b).

         (b) Next, of the Profits remaining after the allocation in (a) above, twenty percent (20%) to the General Partner; provided, any Limited Partner with a Loss Carryover shall be entitled to a Carryover Profit Allocation and the allocation of Profit to the General Partner under this Section 4.02(b) shall be reduced by that Carryover Profit Allocation except that the General Partner's share of the allocation of Profits under this Section 4.02(b) shall not be reduced below an amount equal to his Partnership Percentage (as shown on Exhibit
A) TIMES the total Profits allocated under this Section 4.02(b).

         (c) The balance, if any, to the Partners in accordance with their Partnership Percentages (as shown on Exhibit A).

         SECTION 4.03. Code Section 704(c) Tax Allocations. In accordance with Code Section 704(c) and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Partnership shall, solely for tax purposes and not for Capital Account accounting purposes, be allocated among the Partners so as to take account of any variation between the adjusted basis of such property to the Partnership for federal income tax purposes and its initial Gross Asset Value.

         In the event the Gross Asset Value of any Partnership asset is adjusted, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Treasury Regulations thereunder.

         Any elections or other decisions relating to such allocations shall be made by the General Partners in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Partner's Capital

Account or share of Profits, Losses, or other items, or distributions pursuant to any provision of this Agreement.

         SECTION 4.04. Other Special Allocation Provisions for Income Tax Purposes. For any fiscal year in which an election by the Partnership under Code
Section 754 is not in effect, the General Partner may, in his sole and absolute discretion, apply the provisions below for the purpose of allocating to the Partners the taxable income of the Partnership for that fiscal year.

         (a) First, taxable income shall be allocated to each Limited Partner who completely withdrew from the Partnership during that fiscal year in an amount equal to the excess, if any, of such Partner's Capital Account balance immediately prior to the withdrawal over his adjusted tax basis in his Interest at that time. If more than one Partner has withdrawn, such allocations shall be made pro-rata based on the relative excess amounts of each such Partner.

         (b) Next, taxable income shall be allocated to each Limited Partner withdrawing a portion of his Capital Account balance during the fiscal year in an amount equal to the sum of (i) the excess of the amount of the withdrawn capital over the Partner's adjusted tax basis in his Interest as of the last day of the fiscal year, and (ii) the greater of (a) $0 or (b) the taxable income otherwise allocated to him for the fiscal year under this agreement less the taxable income allocated to him under (i) above.

         (c) The balance, to the Partners in accordance with the allocations of Profits and Losses during the fiscal year.

         SECTION 4.05.  Miscellaneous.

         (a) Allocations Among General Partners. If there is more than one General Partner, items allocated to the General Partners shall, unless otherwise expressly provided, be allocated among the General Partners in proportion to their relative Partnership Percentages (as shown on Exhibit A).

         (b) Allocations Among Limited Partners. Unless otherwise provided herein, items allocated to the Limited Partners shall be allocated among the Limited Partners in accordance with their relative Partnership Percentages (as shown on Exhibit A).

         (c) Allocations Attributable to Particular Periods. For purposes of determining Profit, Losses or any other items allocable to any period, such items shall be determined on a daily, monthly, or other basis, as determined by the General Partner using any permissible method under Code Section 706 and the Treasury Regulations thereunder.

         (d) Other Items. Except as otherwise provided in this Agreement, all items of Partnership income, gain, loss, deduction and any other allocations not otherwise provided for shall be divided among the Partners in the same proportion as they share Profits or Losses, as the case may be, for the year; provided, the management fee determined pursuant to Section 2.07 above shall be allocated among the Partners based on their relative Capital Account balances used for determining the amount of the management fee.

         (e) Tax Consequences. The Partners are aware of the income tax consequences of the allocations made by this Article 4 and hereby agree to be bound by this Article 4 as reflected on the income tax returns of the Partnership in reporting their shares of Partnership income and loss for income tax purposes.

                                    ARTICLE 5

                              CAPITAL CONTRIBUTIONS

                          CAPITAL ACCOUNTS OF PARTNERS

         SECTION 5.01. Capital Contributions Upon Original Execution. Each Person who was a Partner (including the General Partner) at the original execution of this Agreement contributed to the Partnership cash equal to the amount set forth opposite such Limited Partner's name on the original Exhibit A.

         SECTION 5.02. Maintenance of Capital Accounts; Withdrawals; Interest. Individual Capital Accounts shall be maintained for each of the Partners. No Partner shall be entitled to withdraw any part of his Capital Account or to receive any distribution except as provided herein. No Partner shall be entitled to receive any interest on his contributions to the capital of the Partnership or with respect to his Capital Account except as provided herein.

                                    ARTICLE 6

                              WITHDRAWAL OF CAPITAL

         SECTION 6.01. Withdrawals in General; Loans. The General Partner shall be entitled to withdraw any amount from his Capital Account on the first day of any calendar quarter, provided his Partnership Percentage is not reduced below one percent (1%). No Limited Partner shall be entitled to withdraw any amount from his Capital Account other than upon his withdrawal from the Partnership, death or insanity, except as provided in Section 6.02. The Partnership may, but need not, in the discretion of the General Partner, make a loan to any Limited Partner, which loan shall not mature later than 12 months from the date on which it was made, in an amount of up to forty percent (40%) of the Capital Account balance on the date of the loan of such Limited Partner. Each such loan shall be secured by the Interest of the Limited Partner obtaining such loan and shall bear interest at no less than the Prime Rate.

         SECTION 6.02. Partial Withdrawals. The General Partner, by giving his prior written consent (which consent may be withheld in the exercise of his sole discretion), may allow a Limited Partner to withdraw any amount from his Capital Account as of the first day of any calendar quarter. Each Limited Partner shall have the right, as of the first day of any calendar quarter, beginning April 1, 1995, to withdraw any amount out of his Capital Account upon written notice given at least one month prior to the date the withdrawal is to occur; provided, however, that, in the case of a partial withdrawal, without the prior written consent of the General Partner the Capital Account of the requesting Limited Partner will not by such withdrawal be reduced to less than one percent (1%) of the aggregate Capital Accounts of all Partners. Notwithstanding the right granted in the immediately preceding sentence, a Limited

Partner may exercise that right to withdraw amounts from his Capital Account only if such withdrawal takes place at least, 12 months after his most recent Capital Contribution.

         SECTION 6.03. Limitations on Withdrawal. The right of any Partner to withdraw any amount from his Capital Account pursuant to the provisions of this
Article 6 is subject to the provision by the General Partner for all Partnership liabilities in accordance with the Act and for reserves for contingencies. In addition, the General Partner may in his sole and absolute discretion reserve from such capital being withdrawn an amount that he, in his sole and absolute determination, believes is sufficient to cover the partially withdrawing Partner's share of the estimated Yearly Expenses, considering that Partner's Partnership Percentage during the fiscal year. Once the actual Yearly Expenses for that fiscal year are determined, to the extent such reserved capital exceeds the Partner's share, the excess shall be paid to that Partner and to the extent such reserved capital is less than the Partner's share, the deficiency shall be paid by the Partner to the Partnership.

                                    ARTICLE 7

                           ADMISSION OF NEW PARTNERS;

                   INCREASES IN INTERESTS OF EXISTING PARTNERS

         SECTION 7.01. Limited Partners. During the period from the formation of the Partnership through January 1, 1995, the General Partner may admit additional Limited Partners as of the first day of each month and such an admission will cause a new Interim Period to start. Thereafter, the General Partner may admit additional Limited Partners and accept additional Capital Contributions as of the first day of each calendar quarter. Each such Person newly-admitted to the Partnership as a Limited Partner shall execute an appropriate amendment to this Agreement pursuant to which he agrees to be bound by the terms and provisions hereof and which reflects the fact that he is a Limited Partner. Additional Capital Contributions of cash may be made by any Limited Partner on the first day of each month through January 1, 1995 and such Capital Contributions will cause a new Interim Period to start, and thereafter on the first day of each calendar quarter, provided that the contributing Partner gives at least one month's prior written notice thereof specifying the amount of the additional Capital Contribution. The General Partner shall have the right to accept or decline to accept any such additional Capital Contribution whether or not such notice is given.

         The new Limited Partner shall receive a Capital Account credit equal to his cash Capital Contribution, which credit shall be considered in calculating the Partnership Percentages of all Partners for that Interim Period. Any existing Limited Partner making an additional cash Capital Contribution shall receive a Capital Account credit equal to that cash amount, which credit shall be considered in calculating the Partnership Percentages of all Partners for that Interim Period.

         SECTION 7.02. General Partner. The General Partner may admit additional General Partners to the Partnership, as of the first day of any fiscal year, with the prior written approval of a majority in Interest of the Limited Partners.

                                    ARTICLE 8

                    WITHDRAWAL, DEATH OR INSANITY OF PARTNERS

         SECTION 8.01. Withdrawal, Death, etc, of General Partner. The General Partner may, upon 30 days' prior notice, withdraw from the Partnership as of the first day of any fiscal year commencing with the fiscal year of the Partnership beginning January l, 1995. The withdrawal, death or bankruptcy of the General Partner will dissolve the Partnership. In such event, the Partnership will terminate, and a majority in Interest of the Limited Partners may select one or more Persons to wind up the affairs of the Partnership in due course and discharge the functions exercised by the General Partner under Section 9.02 subject to Sections 2.05 and 2.06. In the event of the withdrawal, death or bankruptcy of the General Partner, the Interest of the General Partner shall continue at the risk of the Partnership business until the affairs of the Partnership have been wound up in due course.

         If the General Partner becomes disabled and remains so disabled for more than 15 consecutive days, then the Limited Partners may by a vote of a majority in Interest select one or more Persons to perform the functions of the General Partner during the period of the General Partner's disability; but if the disability continues for 90 days from the date on which the General Partner becomes disabled, the Partnership shall in any event dissolve and terminate. Prior to such a selection by a majority in Interest of the Limited Partners of one or more Persons to perform the functions of the General Partner, a Person or Persons designated by prior appointment by the General Partner may perform such functions. The Person designated by prior appointment by the General Partner to function as General Partner shall be entitled to all of the powers of the General Partner and to the benefit of Sections 2.05 and 2.06; provided, any compensation for such Person's services shall be paid by the General Partner. For purposes of this Section, the General Partner is "disabled" if because of disease or injury he is rendered unable to perform his duties as the General Partner of the Partnership.

         SECTION 8.02. Withdrawal, Death or Insanity of Limited Partners. Beginning April 1, 1995, each Limited Partner shall be entitled to withdraw from the Partnership effective on the first day of any calendar quarter by the delivery of written notice of such intent to the General Partner at least one month prior to the first day of the calendar quarter; provided, without the written consent of the General Partner no Limited Partner may completely withdraw from the Partnership if his most recent Capital Contribution was made less than 12 months prior to the proposed complete withdrawal date. Without the written consent of the General Partner, the death or insanity of a Limited Partner shall cause the Person's Interest to be redeemed as provided below.

         In the event of death or insanity of a Limited Partner or the giving of notice of withdrawal by a Limited Partner, the Interest of such Limited Partner shall continue at the risk of the Partnership business until the earlier of (a) the first permitted date of withdrawal occurring after such event (in the case of death or insanity, this shall be the first day of the calendar quarter immediately following the calendar quarter during which the General Partner received written notice of such death or insanity, provided, without the consent of the General Partner, no such notice may be given in the last month of a calendar quarter), or (b) the termination of the Partnership. If the Partnership is continued after the first permitted date of withdrawal, then such Limited Partner or his legal representative shall be entitled to receive the Liquidating Share of such Limited Partner as provided in Section 8.03. The Interest of a Limited Partner who serves notice of withdrawal, dies or becomes insane or the Interest of the legal representative of such Limited Partner shall not be included in calculating a majority in Interest of the Limited Partners under Sections 7.02, 8.01 and 11.03.

         SECTION 8.03. Determination and Payment of Liquidating Share. The Liquidating Share of a Partner shall be an amount equal to the Capital Account of such Partner, as adjusted to reflect allocations pursuant to Article 4 through the last day of (a) in the case of a Limited Partner who gave proper written notice of withdrawal, the calendar quarter immediately preceding the effective date of withdrawal by the Limited Partner, or (b) in the case of a deceased or insane Limited Partner, the calendar quarter during which the General Partner received proper written notice of the death or insanity, (the "Determination Date"). The Liquidating Share is payable in Securities, Contracts, cash or any combination thereof on or before ten days subsequent to the Determination Date in an amount reasonably expected to be not less than 85% of such Capital Account balance. Promptly after the General Partner has determined the Capital Account of the Partner as of such date, if the prior distribution was less than the amount of his Capital Account as finally determined, then the withdrawing Partner will receive an additional distribution of Securities, Contracts, cash, or any combination thereof, in the amount of the excess, or, if the prior distribution exceeds the amount of his Capital Account as so determined, then the withdrawing Partner will be required to pay the excess amount to the Partnership in cash.

         SECTION 8.04. Required Withdrawals. The General Partner, in his sole discretion, may effect the withdrawal of a Limited Partner at any time during a fiscal year by delivery of at least 10 days' prior written notice to such Limited Partner if: (i) the Capital Account of such Limited Partner is less than 1% of the aggregate Capital Accounts of all Partners, (ii) the Limited Partner's participation in the Partnership would result in additional legal, regulatory or other compliance expenses or restrictions on the Partnership or (iii) the General Partner, in his sole discretion, determines it would be in the best interest of the Partnership and the remaining Partners to exclude such Limited Partner from the Partnership.

                  (a) The General Partner, under such circumstances, shall first have the option to acquire for his own account and at his own expense the Interest of said Limited Partner by payment to said Limited Partner of an amount equal to the Capital Account of such Limited Partner as of the effective date of withdrawal, as adjusted to reflect such Limited Partner's allocable share of any Profits or Losses for the current Interim Period to the date of the required withdrawal, less the amount of any loans to or withdrawals by such Limited Partner pursuant to Sections 6.01 and 6.02 since the beginning of the current Interim Period. In determining the Partner's allocable share of any Profits or Losses, the General Partner shall establish a reserve for an amount that he, in his sole and absolute determination, believes is sufficient to cover the Partner's share of the estimated Yearly Expenses, considering that Partner's Partnership Percentage during the fiscal year. Once the actual Yearly Expenses for that fiscal year are determined, to the extent the reserved amount exceeds the Partner's share, the excess shall be paid to that Partner by the General Partner and to the extent such reserved amount is less than the Partner's share, the deficiency shall be paid by the Partner to the General Partner.

                  (b) If the General Partner chooses not to purchase for his own account the Interest of such Limited Partner, then a withdrawal of such Limited Partner shall be effected by the General Partner on behalf of the Partnership and at the Partnership's expense by payment to the Limited Partner of an amount equal to the Capital Account of such Limited Partner as of the effective date of withdrawal, as adjusted to reflect such Limited Partner's allocable share of any Profits or Losses to the date of the required withdrawal, less the amount of any loans to or withdrawals by such Limited Partner pursuant to Sections 6.01 and
         6.02 since the beginning of the current Interim Period. In determining the Partner's allocable share of any Profits or Losses, the General Partner shall establish a reserve for an amount that he, in his sole and absolute determination, believes is sufficient to cover the Partner's share of the estimated Yearly Expenses considering that Partner's Partnership Percentage during the fiscal year. Once the actual Yearly Expenses for that fiscal year are determined, to the extent the reserved amount exceeds the Partner's share, the excess shall be paid to that Partner and to the extent such reserved amount is less than the Partner's share, the deficiency shall be paid by the Partner to the Partnership.

                  (c) Upon any such payment pursuant to subsection (a) or (b) above, such Limited Partner shall be deemed to have withdrawn from the Partnership as of the date of such payment and such Limited Partner shall have no further interest in the Profits or Losses of the Partnership for the fiscal year in which payment is made to him pursuant to this paragraph of this Section 8.04 except with respect to the provisions relating to the reserve for the estimated Yearly Expenses.

         SECTION 8.05. Limitations on Withdrawal of Liquidating Share. The right of any withdrawn, deceased or insane Partner or his legal representative to have distributed the Liquidating Share of such Partner pursuant to this Article 8 is subject to the provision by the General Partner for all Partnership liabilities in accordance with the Act and for reserves for contingencies, which reserves shall be held in escrow. The unused portion of any reserve shall be distributed, with any interest accrued from the date on which the Person would have otherwise been entitled to payment to the date of actual payment at the Prime Rate on that former date or six percent (6%) per annum, whichever is less, after the General Partner shall have determined that the need therefor shall have ceased. In addition, the General Partner shall reserve from such capital being withdrawn an amount that he, in his sole and absolute determination, believes is sufficient to cover the withdrawing Partner's share of the estimated Yearly Expenses, considering that Partner's Partnership Percentage during the fiscal year. Once the actual Yearly Expenses for that fiscal year are determined, to the extent such reserved capital exceeds the Partner's share, the excess shall be paid to that Partner and to the extent such reserved capital is less then the Partner's share, the deficiency shall be paid by the Partner to the Partnership.

                                    ARTICLE 9

                    DISSOLUTION AND WINDING UP OF PARTNERSHIP

         SECTION 9.01. Dissolution. The Partnership will continue until December 31, 2019 unless sooner terminated pursuant to Section 8.01. In the case of dissolution of the Partnership for any cause, whether or not specified in this Agreement, the Partnership business may be continued by the General Partner, or by the liquidator selected by the Limited Partners in accordance with Section 8.01, until all of the assets of the Partnership are liquidated.

         SECTION 9.02. Winding Up. Upon a dissolution of the Partnership, the General Partner, or other properly appointed Person if there is no General Partner, shall take full account of the Partnership's liabilities and the Partnership's assets and those assets shall be liquidated as promptly as is consistent with obtaining the fair value thereof, and the proceeds therefrom, to the extent sufficient therefor, shall be applied and distributed in the following order:

         (a) To creditors, not including Partners who are creditors, to the extent otherwise permitted by law, in satisfaction of liabilities of the Partnership other than liabilities for distributions to the Partners;

         (b) To the Partners who are creditors to the extent otherwise permitted by law, in satisfaction of liabilities of the Partnership other than liabilities for distributions to the Partners; and

         (c) To the Partners to the extent of the credit balances in their Capital Accounts. To the extent that the credit balances in the Capital Accounts after adjusting the Capital Accounts for all allocations of Profits and Losses and all Regulatory Allocations and all distributions through the final liquidating distributions (other than liquidating distributions under this Section 9.02) do not equal what they would have been if the Regulatory Allocations, if any, had never been made (i.e., the normal allocation scheme had been followed throughout the life of the Partnership), then any provision in this Agreement to the contrary notwithstanding the General Partner may, in his sole and absolute discretion, allocate gross income or gross deductions for the Partnership's last taxable year to the extent necessary in order that the Capital Accounts equal, if possible, what they would have been if the Regulatory Allocations had not been made; and to the extent such gross income or gross deductions are not sufficient, may allocate gross income or gross deductions for the next preceding year to the extent necessary in order that the Capital Accounts equal, if possible, what they would have been had the Regulatory Allocations not been made; and to the extent such gross income or gross deductions are not sufficient, may allocate gross income or gross deductions for the second preceding year, and so forth with respect to all Partnership taxable years for which an amended return can be timely filed.

         SECTION 9.03. Compliance With Timing Requirements of Regulations. In the event of the liquidation of the Partnership within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g), then (a) distributions shall be made pursuant to this Article 9 (if such liquidation follows a dissolution of the Partnership) to the Partners who have positive Capital Accounts in compliance with Treasury Regulation Section 1.704-1(b)(2)(ii)(b)(2), and (b) if any General Partner's Capital Account has a deficit balance (after giving effect to all contributions, distributions, and allocations for all taxable years, including the year during which such liquidation occurs), such General Partner shall contribute to the capital of the Partnership the amount necessary to restore such deficit balance to zero in compliance with Treasury Regulation Section 1.704-1(b)(2)(ii)(b)(3).

         SECTION 9.04. Rights of Partners. Except as otherwise provided in this Agreement, each Partner shall look solely to the assets of the Partnership for the return of his Capital Contribution and shall have no right or power to demand or receive property other than cash from the Partnership. No Partner shall have priority over any other Partner as to the return of his Capital Contributions, distributions, or allocations.

                                   ARTICLE 10

                               REPORTS TO PARTNERS

         SECTION 10.01. Independent Auditors. The books of account and records of the Partnership shall be kept by or under the direction of the General Partner and shall be audited as of the end of each fiscal year by independent certified public accountants selected for the Partnership by the General Partner.

         SECTION 10.02. Reports to Current Partners. Within 90 days of the end of each fiscal year, the independent certified public accountants of the Partnership shall prepare and mail to each Partner (or assignee of the Interest of a Partner) a report setting forth, as of the end of such fiscal year:

                  (a)  a balance sheet of the Partnership;

                  (b)  a statement of income and loss;

                  (c)  a statement of Partnership capital;

                  (d)  a statement of changes in net assets; and

                  (e) a statement of the individual Partner's Capital Account balance.

         SECTION 10.03. Reports to Partners. Within 90 days of the end of each fiscal year, the independent certified public accountants of the Partnership shall prepare and mail to each Person who, during the year, was a Partner or an assignee of the Interest of a Partner, to the extent necessary, a report setting forth, in sufficient detail, details of transactions effected by the Partnership during such fiscal year so as to enable such Person to prepare his federal income tax return in accordance with the laws, rules and regulations then prevailing.

         SECTION 10.04. Interim Information. In addition, the General Partner will provide on a monthly basis and quarterly basis interim information with respect to the progress of the Partnership in the form he in his discretion selects.

                                   ARTICLE 11

                                  MISCELLANEOUS

         SECTION 11.01. General. This Agreement (i) shall be binding on the executors, administrators, estates, heirs and legal successors of the Partners;
(ii) shall be governed by, and
construed in accordance with, the laws of the State of North Carolina; and (iii) may be executed in several counterparts with the same effect as if the parties executing the several counterparts had all executed one counterpart as of the date and year first above written, provided, however, that each separate counterpart shall have been executed by the General Partner and that the several counterparts, in the aggregate, shall have been signed by all of the Partners.

         SECTION 11.02. Power of Attorney. Each of the undersigned does hereby constitute and appoint the General Partner as his true and lawful representative and attorney-in-fact, in his name, place and stead, to make, execute, sign and file all such instruments, documents and certificates that may from time to time be required by the laws of the United States of America, the State of North Carolina or any other state in which the Partnership shall determine to do business, or any political subdivision or agency thereof, to effectuate, implement and continue the valid and subsisting existence of the Partnership; provided, except as otherwise provided, the General Partner shall not, however, have any right, power or authority to amend or modify this Agreement by virtue of acting in such capacity.

         SECTION 11.03. Amendments to Partnership Agreement. The terms and provisions of this Agreement may be modified or amended at any time and from time to time with the written consent of a majority in Interest of the Limited Partners and the written consent of the General Partner insofar as is consistent with the laws governing this Agreement, provided,, however, that, without the written consent of each Partner affected thereby, no such modification or amendment shall (i) reduce the Capital Account balance of any Partner or his rights of contribution or withdrawal with respect thereto, (ii) change by way of decrease any Partner's share of Profits except when such decrease is in accordance with the other provisions of this Agreement (e.g., when Partnership Percentages are required to be changed due to the contribution or withdrawal of capital by a Limited Partner), or (iii) amend this Section; and provided further that, without the written consent of any Limited Partner, the General Partner may amend this Agreement in such a manner that does not adversely affect any Limited Partner in a material manner or to reflect changes to Exhibit A as otherwise permitted by this Agreement.

         SECTION 11.04. Notices. Each notice relating to this Agreement shall be in writing and shall be delivered in person or by registered or certified mail. All notices to the Partnership shall be addressed to its principal office and place of business. All notices addressed to a Partner shall be addressed to such Partner at the address set forth on the Exhibit A. Any Partner may designate a new address by notice to that effect given to the Partnership. Unless otherwise specifically provided in this Agreement, a notice shall be deemed to have been effectively given when mailed by registered or certified mail to the proper address or delivered in person.

         SECTION 11.05. Good Will. No value shall be placed on the name or good will of the Partnership.

         SECTION 11.06. Headings. The titles of the Articles and the headings of the Sections of this Agreement are for convenience of reference only and are not to be considered in construing the terms and provisions of this Agreement.

         SECTION 11.07. Value of Securities and Contracts. For purposes of this Agreement, a Security that is traded on a national securities exchange or on NASDAQ shall be valued at its last sale price on the date of determination or, if no sale occurred on such day, at the mean between the "bid" and "asked" prices on such day. A Security that is not traded on a national securities exchange or on NASDAQ shall be valued at its closing "bid" price if held long by the Partnership and at its closing "asked" price if held short by the Partnership. A Contract that is traded on a contract market shall be valued at the price at which it settled on the date of determination or, if no trade occurred on such day, at the price at which it settled on the next previous trading day on which the Contract was traded on a contract market. All other Securities and Contracts shall be valued at fair market value as determined by the General Partner; and such value, as well as all other values determined by the General Partner pursuant to this Section, shall be final and conclusive as to all Partners for all purposes of this Agreement.

         All matters concerning the valuation of Securities and Contracts, the allocation of income, gain, credit, loss and deduction among the Partners (including their taxable status), and accounting procedures not specifically and expressly provided for by the terms of this Agreement, shall be determined by the General Partner on a fair and equitable basis (subject, when appropriate, to generally accepted accounting principles applied on a consistent basis, as recommended by the Partnership's independent certified public accountants); and the General Partner's determination shall be final and conclusive as to all Partners for all purposes of this Agreement.

         SECTION 11.08. Construction. Every covenant, term and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Partner.

         SECTION 11.09. Time. Time is of the essence with respect to this Agreement.

         SECTION 11.10. Severability. Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity or legality of the remainder of this Agreement.

         SECTION 11.11. Incorporation by Reference. Every exhibit, schedule, and other appendix attached to this Agreement and referred to herein is hereby incorporated in this Agreement by reference.

         SECTION 11.12. Additional Documents. Each Partner, upon the request of any General Partner, agrees to perform all further acts and execute, acknowledge, and deliver any documents that may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

         SECTION 11.13. Variation of Pronouns. All pronouns and any variations thereof shall be deemed to refer to masculine, feminine, or neuter, singular or plural, as the identity of the Person or Persons may require.

         SECTION 11.14. Waiver of Action for Partition. Each of the Partners irrevocably waives any right that he may have to maintain any action for partition with respect to any of the assets of the Partnership.

         SECTION 11.15. Sole and Absolute Discretion. Except as otherwise provided in this Agreement, all actions which any General Partner may take and all determinations which any General Partner may make pursuant to this Agreement may be taken and made at the sole and absolute discretion of such General Partner.

         SECTION 11.16. Withholding. Any amounts required to be withheld or paid over with respect to any Partner pursuant to the Code or any provision of state or local tax law with respect to any payment, distribution or allocation to the Partners shall be treated as amounts distributed for all purposes of this Agreement and, to the extent necessary, a loan from the Partnership to the Partner. Such a loan shall bear interest at the Prime Rate and shall be payable on demand. The General Partner in authorized to make a partial withdrawal from the Capital Account of the Partner who is the debtor under such a loan on the last day of any Interim Period.

         SECTION 11.17. Capitalization and Amortization of Code Section 709 Costs. The Partnership shall capitalize all costs it incurs that are of the type described in Code Section 709(a) and shall amortize those costs over the sixty
(60) month period beginning with the date the first Limited Partner or group of Limited Partners is admitted to the Partnership. Any such costs incurred after the start of that sixty (60) month period shall be amortized ratably over the remaining months of that period.

         SECTION 11.18. Exhibits. The Exhibits to this Agreement, which are incorporated by reference, are:

         EXHIBIT A - Partner Information

         EXHIBIT B - Regulatory Allocations

         IN WITNESS WHEREOF, the undersigned have hereunto set their hands and seals as of the day and year first above written.


                                           GENERAL PARTNER:


                                           /s/ Mark M. Mathes
                                           ------------------------------
                                           Mark M. Mathes




                                           LIMITED PARTNERS


                                           /s/ Mark M. Mathes
                                           ------------------------------
                                           By: Mark M. Mathes, Attorney-in-Fact
                                                    for the Limited Partners

                                    EXHIBIT A
                                     TO THE
                          LIMITED PARTNERSHIP AGREEMENT
                                       OF
                             MILLBROOK PARTNERS L.P.


                               Partner Information




                                                                   PARTNERSHIP
NAME, ADDRESS     TYPE OF      INITIAL CASH   CAPITAL ACCOUNT       PERCENTAGE
     TIN          PARTNER      CONTRIBUTION       AS OF                AS OF
     ---          -------      ------------       -----                -----

                                    EXHIBIT B
                                     TO THE
                          LIMITED PARTNERSHIP AGREEMENT
                                       OF
                             MILLBROOK PARTNERS L.P.


                             Regulatory Allocations


         (a) Definitions Applicable to Regulatory Allocations. For purposes of this Agreement, the following terms shall have the meanings indicated:

         (i) "Adjusted Capital Account" means, with respect to any Partner such Partner's Capital Account as of the end of the relevant taxable year, after giving effect to the following adjustments:

                   (1) credit to such Capital Account any amounts which such Partner is obligated to restore, or is deemed to be obligated to restore pursuant to the next to last sentences of Treasury Regulations section 1.704-2(g)(1) (share of minimum gain) and 1.704-2(i)(5) (share of partner nonrecourse debt minimum gain); and

                   (2) debit to such Capital Account the items described in Treasury Regulations section 1.704-1(b)(2)(ii)(d)(4), (5), and (6).

         The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulations section 1.704-1(b)(2)(ii)(d) (alternative test for economic effect) and shall be interpreted consistently therewith.

         (ii) "Nonrecourse Deductions" shall mean losses, deductions, or Code
Section 705(a)(2)(B) expenditures attributable to Nonrecourse Liabilities (see Treasury Regulations section 1.704-2(b)(1)). The amount of Nonrecourse Deductions for a Partnership taxable year shall be determined pursuant to Treasury Regulations section 1.704-2(c), and shall generally equal the net increase, if any, in the amount of Partnership Minimum Gain for that taxable year, determined according to the provisions of Treasury Regulations section 1.704-2(d), reduced (but not below zero) by the aggregate distributions during the year of proceeds of Nonrecourse Liabilities that are allocable to an increase in Partnership Minimum Gain, with such other modifications as provided in Treasury Regulations section 1.704-2(c).

         (iii) "Nonrecourse Liability" means any Partnership liability (or portion thereof) for which no Partner bears the economic risk of loss under Treasury Regulations section 1.752-2.

         (iv) "Partnership Minimum Gain" has the meaning got forth in Treasury Regulations section 1.704-2(d), and is generally the aggregate gain the Partnership would realize if it disposed of its property subject to Nonrecourse Liabilities for full satisfaction of each such liability, with such other modifications as provided in Treasury Regulations section 1.704-2(d).

         (v) "Partner Nonrecourse Deductions" has the meaning, and the amount thereof shall be, as set forth in Treasury Regulations section 1.704-2(i)(2).

         (vi) "Partner Nonrecourse Debt" means any nonrecourse debt (within the meaning of Treasury Regulations section 1.1001-2) of the Partnership for which any Partner or related person bears the economic risk of loss within the meaning of Treasury Regulation section 1.752-2.

         (vii) "Partner Nonrecourse Debt Minimum Gain" shall mean the minimum gain attributable to Partner Nonrecourse Debt as determined pursuant to Treasury Regulations section 1.704-2(i)(3).

         (viii) "Regulatory Allocations" shall mean allocations of Nonrecourse Deductions provided in Subsection (b) below, allocations of Partner Nonrecourse Deductions provided in Subsection (c) below, the minimum gain chargeback provided in Subsection (d) below, the partner nonrecourse debt minimum gain chargeback provided in Subsection (e) below, the qualified income offset provided in Subsection (f) below, the gross income allocation provided in Subsection (g) below, the curative allocations provided in Subsection (j) below, and the allocations provided in Section 9.02 of the Agreement in connection with final liquidating distributions.

         (b) Nonrecourse Deductions. All Nonrecourse Deductions for any taxable year shall be allocated among the Partners in accordance with their Percentage Interests (as shown on Exhibit A).

         (c) Partner Nonrecourse Deductions. All Partner Nonrecourse Deductions for any taxable year shall be allocated to the Partner who bears the economic risk of loss (as set forth in Treasury Regulations section 1.752-2) with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulations section 1.704-2(i)(1).

         (d) Minimum Gain Chargeback. If there is a net decrease in Partnership Minimum Gain for a Partnership taxable year, each Partner shall be allocated items of Partnership income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Partner's share of such net decrease in Partnership Minimum Gain, determined in accordance with Treasury Regulations section 1.704-2(g)(2). Such allocation shall consist first of gains recognized from the disposition of property subject to Nonrecourse Liabilities and then a pro rata portion of the Partnership's other items of income and gain for that year; provided, however, that gain from the disposition of Partnership property subject to a Partner Nonrecourse Debt shall be allocated to satisfy the minimum gain chargeback pursuant to this Subsection only to the extent such gain is not allocated to satisfy the partner nonrecourse debt minimum gain chargeback requirement pursuant to the immediately following Subsection. This Subsection shall not apply to a Partner to the extent (i) the Partner's share of the net decrease in Partnership Minimum Gain is caused by a guarantee, refinancing, or other change in a debt instrument causing it to become partially or wholly recourse debt or a Partner Nonrecourse Debt and the Partner bears the economic risk of loss (within the meaning of Treasury Regulations section 1.752-2) for the newly guaranteed, refinanced, or otherwise changed liability (see Treasury

Regulation section 1.704-2(f)(2)); (ii) the Partner contributes capital to the Partnership that is used to repay the Nonrecourse Liability, and the Partner's share of the net decrease in Partnership Minimum Gain results from such repayment (see Treasury Regulation section 1.704-2(f)(3)); (iii) the Partnership obtains from the Internal Revenue Service a waiver of the minimum gain chargeback requirement (see Treasury Regulation section 1.704-2(f)(4)); or
(iv) as permitted by revenue rulings published by the Internal Revenue Service (see Treasury Regulation section 1.704-2(f)(5)). This provision is intended to comply with the minimum gain chargeback requirement in Treasury Regulations section 1.704-2(f) and shall be interpreted consistently therewith.

         (e) Partner Nonrecourse Debt Minimum Gain Chargeback. If there is a net decrease in Partner Nonrecourse Debt Minimum Gain attributable to a Partner Nonrecourse Debt for any Partnership taxable year, each Partner who has a share of the Partner Nonrecourse Debt Minimum Gain attributable to such Partner Nonrecourse-Debt as of the beginning of the Partnership's taxable year, determined in accordance with Section 1.704-2(i)(5), shall be allocated items of Partnership income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Partner's share of the net decrease in Partner Nonrecourse Debt Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Treasury Regulations section 1.704-2(i)(4) and
(5). Such allocation shall consist first of gains recognized from the disposition of property subject to Partner Nonrecourse Debt, and then a pro rata portion of the Partnership's other items of income and gain for that year; provided, however, that (i) items of Partnership income and gain that are allocated to satisfy the minimum gain chargeback pursuant to the immediately preceding Subsection shall not be allocated to satisfy the partner nonrecourse debt minimum gain chargeback pursuant to this Subsection, and (ii) gain from the disposition of property satisfy subject to Nonrecourse Liabilities shall be allocated to the partner nonrecourse debt minimum gain chargeback requirement pursuant to this Subsection only the extent not allocated to satisfy the minimum gain chargeback requirement pursuant to the immediately preceding Subsection. This Subsection shall not apply to a Partner to the extent (i) the net decrease in Partner Nonrecourse Debt Minimum Gain arises because the liability ceases to be Partner Nonrecourse Debt due to a conversion, refinancing, or other change in the debt instrument that causes it to become partially or wholly a Nonrecourse Liability (in such case, the amount that would otherwise be subject to the partner nonrecourse debt minimum gain chargeback pursuant to this Subsection shall be added to the Partner's share of the Partnership Minimum Gain) in accordance with Treasury Regulation section 1.704-2(i)(4); (ii) the Partner contributes capital to the Partnership that is used to repay the Partner Nonrecourse Liability, and the Partner's share of the net decrease in the Partner Nonrecourse Debt Minimum Gain results from the repayment (see Treasury Regulation section 1.704-2(i)(4) and 1.704-2(f)(3)); (iii) the Partnership obtains from the Internal Revenue Service a waiver of the partner nonrecourse debt minimum gain chargeback requirement pursuant to Subsection (f) below (see Treasury Regulation section 1.704-2(i)(4) and 1.704-2(f)(4)); or (iv) as permitted by revenue rulings published by the Internal Revenue Service (see Treasury Regulation section 1.704-2(i)(4) and 1.704-2(f)(5)). This Subsection is intended to comply with the partner nonrecourse debt minimum gain chargeback requirement in Treasury Regulations section 1.704-2(i)(4) and shall be interpreted consistently therewith.

         (f) Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations section 1.704-1(b)(2)(ii)(d)(4), (5), or (6), items of Partnership income and gain (consisting of a pro rata portion of each item of Partnership income, including gross income, and gain for such year) shall be allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, any deficit in such Partner's Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible.

         (g) Gross Income Allocation. In the event any Partner has a deficit in its Adjusted Capital Account at the end of any Partnership taxable year, each such Partner shall be allocated items of Partnership gross income and gain, in the amount of such Adjusted Capital Account deficit, as quickly as possible.

         (h) Waiver of Minimum Gain Chargeback Provisions. If the General Partner determines in good faith that (i) either of the two minimum gain chargeback provisions contained in this Section would cause a distortion in the economic arrangement among the Partners, (ii) it is not expected that the Partnership will have sufficient other items of income and gain to correct that distortion, and (iii) the Partners have made Capital Contributions or received net income allocations that have restored any previous Nonrecourse Deductions or Partner Nonrecourse Deductions, the General Partner shall have the authority, but not the obligation, to request on behalf of the Partnership the Internal Revenue Service to waive the minimum gain chargeback or partner nonrecourse debt minimum gain chargeback requirements pursuant to Treasury Regulations section 1.704-2(f)(4) and 1.704-2(i)(4). The General Partner shall promptly copy all Partners on all correspondence to and from the Internal Revenue Service concerning the requested waiver.

         (i) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Code section 734(b) or Code section 743(b) is required, pursuant to Treasury Regulations section 1.704-(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such section of the Treasury Regulations.

         (j) Ordering; Curative Allocations. The allocations in this Section shall be made before any other allocations and in the order specified in Treasury Regulation section 1.704-2(j). The allocations in this Agreement are intended to comply with the safe-harbor economic effect requirements of Treasury Regulations section 1.704-1(b) and shall be interpreted consistently therewith. The allocations in this Section shall be taken into account in allocating other Profits, Losses, and items of income, gain, loss and deduction among the Partners so that, to the extent possible, the net amount of such other allocations and the Regulatory Allocations under this Section to each Partner shall equal the net amount that would have been allocated to each such Partner if the Regulatory Allocations under this Section had not occurred. Notwithstanding the preceding sentence, Regulatory Allocations relating to (a) Nonrecourse Deductions shall not be taken into account except to the extent that there has been a reduction in Partnership Minimum Gain that would trigger the minimum gain chargeback, and (b) Partner Nonrecourse Deductions shall not be taken into account except to the extent that there has been a reduction in Partner Nonrecourse Debt Minimum Gain that would trigger the partner nonrecourse debt minimum gain chargeback.